UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-33140

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capella Education Company Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capella Education Company

225 South Sixth Street, 9th Floor

Minneapolis, Minnesota 55402

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants

Capella Education Company Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Capella Education Company Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow Krause & Company, LLP

Minneapolis, Minnesota

June 21, 2007

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2006	2005
ASSETS
INVESTMENTS, at fair value
Noninterest-bearing cash	$124	$—
Interest-bearing cash	274,091	—
Capella Education Company common stock	7,034,162	3,638,972

Total investments, at fair value	7,308,377	3,638,972

RECEIVABLES
Company contribution receivable	56,151	1,244,524

TOTAL ASSETS	7,364,528	4,883,496

NET ASSETS AVAILABLE FOR BENEFITS	$7,364,528	$4,883,496

The accompanying notes are an integral part of these financial statements.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006
ADDITIONS
Additions to net assets attributed to
Net appreciation in fair value of investments	$934,087
Company contributions of stock, net of forfeitures	—
Company contributions of cash, net of forfeitures	1,236,180
Interest and dividend income	320,678

Total additions	2,490,945

DEDUCTIONS
Benefits paid to participants	9,863
Administrative expenses	50

Net increase in net assets available for benefits	2,481,032

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,883,496

End of year	$7,364,528

The accompanying notes are an integral part of these financial statements.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Capella Education Company Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Capella Education Company Employee Stock Ownership Plan summary plan description for a more complete description of the Plan’s provisions.

Plan and Trust Management

Capella Education Company (the Company) established the Plan effective January 1, 1999. The Company is the Plan’s sponsor and administrator and has appointed various individuals as trustees of the Plan. The trustees are responsible for making distributions according to the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan operates as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code.

Eligibility

Prior to January 1, 2006 all employees, excluding contract employees and adjunct faculty, who had completed at least 1,000 hours of service in the Plan year with the Company, as defined in the Plan, were eligible to participate. Effective January 1, 2006, the Plan was amended to allow all employees, excluding contract employees and adjunct faculty, to participate in the Plan. New employees hired after January 1, 2006 are immediately eligible to participate in the Plan.

Contributions

Under the terms of the Plan, the Company makes discretionary contributions to the Plan. Company contributions are made in cash or shares of common stock of the Company. Any cash contributions are invested in common stock of the Company. Prior to January 1, 2006, a participant was eligible to receive a contribution if the participant completed 1,000 hours of service during the Plan year and was employed on the last day of the Plan year or terminated employment during the Plan year due to death, disability or retirement at or after the participant’s normal retirement date. Special rules applied in 2006 whereas participants employed on June 30, 2006 were eligible to receive a contribution for 2006.

Participant Accounts

Generally, each participant’s account is credited with an allocation of Company contributions and forfeitures based on the participant’s eligible compensation, as defined in the Plan. The amount of the Company contributions and forfeitures awarded to each participant is based on the ratio of each participant’s compensation for the Plan year in comparison to the total eligible compensation of all participants eligible to share in the Company contributions and forfeitures for the same Plan year. Benefit forfeitures of former Plan participants are allocated in the same manner as Company contributions.

For 2006, the Company contribution was allocated among eligible participants in proportion to their eligible compensation to the total compensation of all eligible participants for the period from January 1, 2006 through June 30, 2006.

Plan earnings are allocated to each participant’s account in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Dividends

The Company may pay dividends in the form of cash or common stock. Participants share in dividends based on the number of shares of Company stock in a participant’s account as of the record date. If a dividend is paid in stock, the additional shares are recorded in each participant’s account. Dividends paid in cash are held in the Plan and reinvested in additional shares of Company stock. Vested participants may choose to receive cash dividends or hold dividends in the Plan to be reinvested in additional shares of Company stock.

Vesting

Each participant becomes 100% vested in their account following the completion of three years of vesting service, or the earlier of death or total and permanent disability.

Diversification

The Plan is required by ERISA to allow participants over 55 years of age with 10 years of participation in the Plan to diversify their investment by allowing participants to withdraw part of their investment in Company stock from their account during employment.

Voting Rights

Participants are entitled to direct the vote of the Trustee. The Trustee votes participant shares for which it has received voting instructions.

Forfeitures

Forfeitures of non-vested account balances are allocated as additional Company contributions. During the years ended December 31, 2006 and 2005, forfeitures of $218,950 and $105,187 were allocated, respectively. There were no unused forfeitures at December 31, 2006 and 2005.

Payment of Benefits

In general, upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary may choose to receive the vested portion of the participant’s account balance in a lump-sum distribution of Company stock or a direct rollover to another qualified retirement plan.

Termination of Plan

The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, or if the Company decides to permanently discontinue contributions, all participants will become 100% vested in their accounts.

Plan Expenses

The Company pays substantially all of the Plan’s administrative expenses.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Investment Valuation and Income Recognition

The common shares and distributions of the Company were valued at quoted market prices at December 31, 2006 and at fair value, as determined by an independent appraisal, at December 31, 2005. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. Net unrealized appreciation in fair value of investment represents the net change in the fair value of the investment held during the periods.

Contributions

Company discretionary contributions, if any, are recorded in the period which they were declared.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Market Risk

At December 31, 2006 and 2005, approximately 96% and 100%, respectively, of the Plan’s investments were invested in the shares of the Company’s common stock. The fair value of the Company’s common stock is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits in future periods.

3. Non-Participant Directed Investments

The following table presents information on the net assets and significant components of the change in net assets available for benefits related to the Plan’s non-participant directed investments for the periods indicated.

	As of December 31,
	2006	2005
Net Assets:
Company common stock*	$7,034,162	$3,638,972
Company contribution receivable	56,151	1,244,524
Noninterest-bearing cash	124	—
Interest bearing cash	274,091	—

	$7,364,528	$4,883,496

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Year Ended December 31, 2006
Changes in Net Assets Available for Benefits:
Net appreciation in fair value of investments	$934,087
Contributions	1,236,180
Interest and dividend income	320,678
Withdrawals, distributions and expenses	(9,913)

$2,481,032

*	Represents greater than 5% of Plan’s net assets available for benefits.

4. Special Distribution from the Company

On November 15, 2006, the Company completed an initial public offering and simultaneously paid a distribution to all shareholders of the Company including the Plan. The Plan received a total of $1,496,217 of which $1,177,673 was deemed a return of capital on existing shares of Company stock and $318,544 was deemed a dividend from the Company.

According to the Plan, the return of capital and the dividend were allocated to the participants based on the number of shares of Company stock in the participants account on the record date of the payment. For non-vested participants, the dividend was reinvested in additional shares of Company stock. Vested participants were allowed to choose whether to receive cash or reinvest in additional shares of Company stock. Cash dividends totaling $67,780 will be paid in 2007.

5. Plan Tax Status

The Plan obtained its latest determination letter on April 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the Plan’s financial statements.

6. Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to, or used by, a related party are prohibited under the ERISA unless a specific exemption exists. The Company is a party-in-interest. However, ESOP transactions in Company stock are exempt and, therefore not prohibited by ERISA.

7. Subsequent Event

The Plan purchased an additional 10,217 shares of Company stock for a total of $268,835 from January 1, 2007 through June 21, 2007 related to the Company’s IPO dividend and the 2006 annual contribution.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2006

Plan 002

EIN 41-1717955

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Capella Education Company	290,069 shares of common stock	$4,911,104	$7,034,162
	Wells Fargo Bank, N.A.	Noninterest-bearing cash	$124	$124
	Wells Fargo Bank, N.A.	Interest-bearing cash	$274,091	$274,091

*	Represents a party-in-interest

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2006

Plan Number 002

EIN 41-1717955

(a)	(b) Identity of Party Involved	(c) Description of Assets/Transaction	(d) Purchase Price	(e) Selling Price	(f) Cost of Asset	(g) Current Value of Asset
*	Capella Education Company	Plan purchased 48,392 shares of common stock of Capella Education Company	$1,223,042	$—	$1,223,042	$1,223,042

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPELLA EDUCATION COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 22, 2007	By:	/s/ Lois M. Martin
Lois M. Martin Plan Trustee Senior Vice President and Chief Financial Officer of Capella Education Company